UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 000-51694

IncrediMail Ltd. (Translation of registrant's name into English)
4 HaNechoshet St., Tel-Aviv, Israel 69710 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IncrediMail Ltd.

On January 06, 2011 IncrediMail Ltd. (the “Company”) held an Annual General Meeting of the Company’s shareholders (the "Meeting"), at which the Company’s shareholders adopted the following resolutions:

(1)
to re-elect Mr. Ofer Adler to serve as a director for a period commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor.

(2)
to elect Mr. Josef Mandelbaum, the Company's Chief Executive Officer, to serve as a director of the Company for a three year term commencing on the date of the Meeting and until the annual general meeting of the shareholders of the Company to be held in the year 2013 and the due election of his successor.

(3)	to elect Mr. David Jutkowitz to serve as an external director of the Company for a three year term commencing on the date of the Meeting.

(4)
to increase the authorized share capital of the Company by NIS 250,000 divided into 25,000,000 Ordinary Shares, par value NIS0.01 each, and to amend the Company’s Articles of Association to reflect such increase of share capital, so that following such increase, the authorized share capital of the Company shall be NIS 400,000, consisting of 40,000,000 Ordinary Shares with a nominal value of NIS 0.01 each.

(5)
to re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global, as the independent public auditors of the Company for the year ending December 31, 2010 and to authorize the Board of Directors to fix the remuneration of said auditors in accordance with the amount and nature of their services, or to delegate such power to the Audit Committee of the Company's Board of Directors.

In addition, the term of service of Mr. Yair M. Zadik as a member of the Company's board of directors expired at the Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IncrediMail Ltd.

By:	/s/ Yacov Kaufman
Name: Yacov Kaufman
Title: Chief Financial Officer

Date: January 06, 2011